EXHIBIT 99.1

                                          Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
(Expressed in Canadian Dollars)
(Unaudited)

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		March 31, 2015	December 31, 2014

Assets

Current
Cash and cash equivalents	(Note 4)	$27,767	$30,752
Amounts receivable and prepaid expenses		167	173
Due from related party	(Note 9)	17	9
Other financial assets	(Note 5)	13	24
		27,964	30,958

Property and equipment		85	84
		$28,049	$31,042

Liabilities

Current
Accounts payable and accrued liabilities		$1,048	$1,104
Due to related parties	(Note 9)	57	64
		1,105	1,168

Shareholders’ Equity

Share capital	(Note 7)	246,089	246,089
Contributed surplus		44,440	44,404
Accumulated deficit		(263,606)	(260,659)
Accumulated other comprehensive income		22	40
		26,944	29,874
		$28,049	$31,042

Contractual Obligations                                                       (Note 12)

Approved by the Directors:

“Julian Bavin”	Director

“John Simmons”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2015	2014
Income
Interest income		$88	$139
Expenses
Accounting and audit		6	5
Administration salaries and consulting	(Note 8)	169	163
Amortization		10	11
Directors’ fees	(Note 8)	38	100
Foreign exchange loss		14	7
General and administration	(Note 11)	118	164
Legal fees		38	19
Impairment on available-for-sale investments		11	-
Management fees	(Note 8)	84	108
Mineral property exploration expenditures	(Notes 6 and 8)	2,298	2,149
Shareholder communications		127	112
Stock exchange listing and filing fees		122	119
		3,035	2,957
Net loss for the period		$2,947	$2,818
Other comprehensive income for the period
Item that may be reclassified to profit or loss:
Currency translation difference		19	(3)
Comprehensive loss for the period		$2,966	$2,815

Basic and diluted loss per common share		$(0.03)	$(0.03)

Weighted average number of common shares outstanding		88,407,753	88,407,753.

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2015	2014
Operating Activities
Net Loss for the period		$(2,947)	$(2,818)
Non-cash items:
Amortization		10	11
Loss on available-for-sale investments	(Note 5)	11	-
Share-based compensation	(Note 8)	36	170
		(2,890)	(2,637)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		10	(34)
Due from related parties		(8)	8
Due to related parties		(7)	-
Accounts payable and accrued liabilities		(107)	(14)
Cash flows from operating activities		(3,002)	(2,677)
Investing Activities
Acquisition of property and equipment		(5)	-
Cash flows from investing activities		(5)	-

Effect of foreign exchange rate change on cash		22	1

Net decrease in cash and cash equivalents		(2,985)	(2,676)
Cash and cash equivalents – beginning of the period		30,752	40,435
Cash and cash equivalents – end of the period		$27,767	$37,759

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - January 1, 2014		88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Activity during the period:
-	Share-based compensation	-	-	170	-	-	170
-	Other comprehensive income	-	-	-	-	3	3
-	Net loss for the period	-	-	-	(2,818)	-	(2,818)

Balance - March 31, 2014		88,407,753	$246,089	$44,169	$(252,912)	$37	$37,383
Activity during the period:
-	Share-based compensation	-	-	235	-	-	235
-	Other comprehensive income	-	-	-	-	3	3
-	Net loss for the period	-	-	-	(7,747)	-	(7,747)

Balance - March 31, 2014		88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874
Activity during the period:
-	Share-based compensation	-	-	36	-	-	36
-	Other comprehensive income	-	-	-	-	19	(19)
-	Net loss for the period	-	-	-	(2,947)	-	(2,947)

Balance - March 31, 2015		88,407,753	$246,089	$44,440	$(263,606)	$21	$26,944

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties.  The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE-MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2014, and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except as described below.  These consolidated interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 14, 2015.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

3.	Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximate fair value due to the short term nature of these financial instruments.

Fair value measurements are categorized within the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The marketable securities held by the Company are carried at fair value based on quoted prices in the active market (Level 1).

The Company has no other financial assets or liabilities measured at fair value on a recurring basis.

4.	Cash and Cash Equivalents

(in thousands)	March 31, 2015	December 31, 2014
Cash
Cash at bank	$2,212	$5,278
Investment savings accounts	25,555	25,474
Total	$27,767	$30,752

5.	Other Financial Assets

The Company holds 312,500 common shares in San Marco Resources Inc. (“San Marco”) (see note 6(a)):

	March 31, 2015	December 31, 2014
Number of shares held *	312,500	312,500

(in thousands)
Cost	$250	$250
Market value – beginning of year	$24	$63
Impairment on available for sale financial assets	(11)	(39)
Market value – end of period 1	$13	$24

*	On January 5, 2015 San Marco shares were consolidated on the basis of one new common share for five old common shares. As a result the Company now holds 312,500 new common shares.

1 Classified as a level 1 financial instrument and measured at fair value using quoted prices in active markets for identical assets.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,250,000 paid to March 31, 2015) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for $10 million.  To date the Company has not exercised the option on the property and is in discussions with the vendor regarding amendment of the option agreement.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (Eton), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as areas that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make payments of approximately US$7.4 million of which US$2.6 million has been paid to March 31, 2015, which are valid for 25 years.  Annual payments are required of approximately US$600,000.

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the periods ended
March 31, 2015 and 2014.

	2015
(in thousands)	Chile	Total
Access, advance royalty and easement payments	$327	$327
Consultants and contractors	195	195
Drilling	428	428
Engineering and geological *	186	186
Environmental	40	40
Field camp	247	247
IVA tax	309	309
Legal and title	268	268
Metallurgical	2	2
Office operations	45	45
Travel	85	85
Wages and benefits	166	166
Exploration costs	$2,298	$2,298
Cumulative exploration costs	$102,361	$104,913

* Includes share-based compensation as reflected below:

	2015
(in thousands)	Chile	Total
Engineering and geological	$22	$22
Total	$22	$22

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

	2014
(in thousands)	Mexico	Chile	Total
Access, advance royalty and easement payments	$25	$288	$313
Assays	-	99	99
Consultants and contractors	-	191	191
Drilling	6	418	424
Engineering and geological *	17	282	299
Environmental	-	31	31
Field camp	-	43	43
IVA tax	(5)	31	26
Legal and title	2	123	125
Metallurgical	-	228	228
Office operations	2	66	68
Resource development	-	2	2
Travel	2	133	135
Wages and benefits	2	163	165
Exploration costs	$51	$2,098	$2,149
Cumulative exploration costs	$2,647	$93,858	$96,505

* Includes share-based compensation as reflected below:

	2014
(in thousands)	Mexico	Chile	Total
Engineering and geological	$5	$45	$50
Total	$5	$45	$50

7.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

8.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2014, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

A summary of the changes in share options during the period is as follows:

	March 31, 2015		December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	8,253,000	$1.26	8,923,000	$1.30
Granted	-	-	50,000	0.70
Expired	(220,500)	1.27	(720,000)	1.70
Options outstanding, end of period	8,032,500	$1.26	8,253,000	$1.26

There were nil (2014 - nil) options exercised during the period.

The following table summarizes information about the stock options outstanding at March 31, 2015.

Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.70	50,000	4.60	$0.70	-	$-
1.20	1,175,000	2.95	1.20	1,175,000	1.20
1.22	1,500,000	2.78	1.22	1,000,000	1.22
1.27	2,112,500	2.03	1.27	1,982,500	1.27
1.31	3,195,000	2.63	1.31	3,195,000	1.31
	8,032,500	2.56	$1.26	7,352,500	$1.27

Share-based Compensation

No options were granted by the Company during the periods ended March 31, 2015 and 2014.

Share-based compensation expense of $36,000 (2014 - $170,000) was recognised based on the vesting of options granted in prior periods with a corresponding amount allocated to contributed surplus.

Share-based compensation expense for the three month periods ended March 31 has been allocated as follows:

(in thousands)	2015	2014
Administration salaries and consulting	$14	$33
Directors’ fees	-	63
Management fees	-	24
Mineral property exploration expenditures	22	50
Total	$36	$170

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

9.	Related Party Transactions

An amount due from a related party of $17,000 at March 31, 2015 (December 31, 2014 - $9,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $57,000 at March 31, 2015 (December 31, 2014 - $64,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended March 31, 2015 a total of $228,000 (2014 - $239,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $50,000 (2014 - $50,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal.  As at March 31, 2015, the Company had amounts owing of $13,000 (December 31, 2014 - $14,000) to this company.

b)
Exploration fees of $72,000 (2014 - $69,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations.  As at March 31, 2015, the Company had amounts owing of $17,000 (December 31, 2014 - $28,000) to this company.

c)
Management fees of $44,000 (2014 - $44,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at March 31, 2015, the Company had amounts owing of $5,000 (December 31, 2014 - $Nil) to this company.

d)
Management fees of $62,000 (2014 - $62,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at March 31, 2015, the Company had amounts owing of $22,000 (December 31, 2014 - $22,000) to this company.

e)
The Company paid or accrued rent expense of $Nil (2014 - $14,000) to a company controlled by a director of the Company.  Of this amount, $Nil (2014 - $6,000) was recovered from a corporation with directors in common.  As at March 31, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended March 31, 2015 was $29,000 (2014 - $39,000).  As at March 31, 2015, the Company had amounts receivable of $17,000 (December 31, 2014 - $9,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

10.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods ended March 31:

(in thousands)	2015	2014
Compensation - cash	$282	$282
Share-based payments	31	164
Total	$313	$446

11.           Expenses by Nature

General and administration expense for the three month periods ended March 31, is made up of the following:

(in thousands)	2015	2014
Bank charges	$2	$9
Office	51	50
Rent	44	61
Telecommunications	5	5
Transfer agent	5	5
Travel and promotion	11	34
Total	$118	$164

12.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2015	2016 - 2017	2018 - 2019	2020 - 2026
Advance royalty payments	$7,916	$-	$633	$633	$6,650
Land easement payments	6,080	760	1,520	1,520	2,280
Office and equipment leases	330	245	85	-	-
Property access agreements	170	73	97	-	-
Total	$14,496	$1,078	$2,335	$2,153	$8,930

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2015 and 2014 (Unaudited)

13.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

As at March 31, 2015 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$27,325		$442	$27,767
Amounts receivable and prepaid expenses	123		44	167
Due from related party	17		-	17
Other financial assets	13		-	13
Property and equipment	8		77	85
	27,486		563	28,049
Current liabilities	(257)		(848)	(1,105)
	$27,229		$(285)	$26,944
Three months ended March 31, 2015
Net loss	$627		$2,320	$2,947
As at December 31, 2014 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$30,567	$-	$185	$30,752
Amounts receivable and prepaid expenses	144	-	29	173
Due from related party	9	-	-	9
Other financial assets	24	-	-	24
Property and equipment	4	-	80	84
	30,748	-	294	31,042
Current liabilities	(307)	-	(861)	(1,168)
	$30,441	$-	$(567)	$29,874
Three months ended March 31, 2014
Net loss	$651	$51	$2,116	$2,818